0-28556

P.E. 3-18-02

02026408

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PROCESSED
APR 24 2002
THOMSON FINANCIAL

Report on Foreign Issuer

RECEIVED
MAR 19 2002
365

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 18, 2002

MATAV-CABLE SYSTEMS MEDIA LTD.
(Translation of Registrant's Name into English)

42 Pinkas Street, North Industrial Area
Netanya 42134, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's Fourth Quarter and Full Year Financial Results dated March 14, 2002.

FOR IMMEDIATE RELEASE

Matav Reports Fourth Quarter and Full Year Financial Results

Matav Manages to Maintain Revenue Level and Subscriber Base Despite Harsh Competition

NETANYA, Israel – March 14, 2002 –Matav-Cable Systems Media Ltd. (Nasdaq: MATV), a leading Israeli provider of digital cable television services, today reported fourth quarter and full year results.

Highlights:

- Despite the harsh competition in the multi-channel industry in 2001, the company managed to maintain both its revenue level and its subscriber base. 2001 revenues were NIS 449.2 million (US$101.7 million), and the subscriber base stands at approximately 292,000.
- In the year 2001, the company has succeeded in converting approximately 120,000 of its subscribers to the new digital service. This conversion will enable future revenue growth.
- The company has almost completed the investment needed in upgrading its infrastructure. This includes: digitalizing the network and increasing capacity to 860 Mhz. The company expects to start realizing increased revenues from these investments in the upcoming quarters.
- In 2001 the company has launched tiering and pay per view services. Both services are considered a success and are expected to increase the company's ARPU significantly.
- Selling and marketing expenses for the year 2001 decreased despite the launch of new services. For the year 2001 they amounted to NIS 55.5 million (US$ 12.6 million).
- EBITDA for the full year was NIS 0.2 million (US$0.05 million).
- Net loss for the full year reached NIS 246.2 million (US$ 55.7 million). Net loss for the fourth quarter was NIS 74.7 million (US$ 16.9 million).
- The company has received an official approval from the Israeli Cable Television Broadcasting and Satellite Council for the merger of Matav with all the other Israeli Cable operators. An approval from the Israeli Antitrust Director General is still required for the merger and the cable companies are in advanced stages of negotiations.
- The company expects to launch internet connectivity services within a few days.

MATAV digital
YOUR GREAT MOMENTS

For the detailed results:

Revenues for 2001 were NIS 449.2 million (US$101.7 million) compared with NIS 454.3 million (US$ 102.9 million) for the previous year.

Operating expenses reached NIS 463.4 million (US$104.9 million) versus NIS 392.8 million (US$ 88.9 million) in 2000. The increase in operating costs is due to the increase in the company's programming costs, as well as an increase in depreciation costs. Selling marketing and G&A expenses were NIS 110.0 million (US$24.9 million) versus NIS 120.4 million (US$27.3 million) in 2000.

Matav CEO, Amit Levin, commented:"2001 was indeed a challenging year for Matav and the Israeli cable industry as a whole. Despite harsh competition caused by the penetration of YES, the Israeli Satellite broadcasting company, we have managed to maintain our subscriber base at approximately the same level. We achieved this due to enhancement of our content offering, increased sales effort and an innovative marketing campaign. Emphasis on prompt and effective service and support also played an important role in maintaining the loyalty of our customers."

On the matter of the company's investment in its infrastructure, Mr. Levin commented that most of the investment needed for the upgrade of the company's infrastructure including the transition of the network from analogue to digital technology, has already been completed by the end of 2001. The company expects to start realizing increased revenues from the investments in the upcoming quarters.

EBITDA for the full year was NIS 0.2 million (US$0.05 million) compared to an EBITDA of NIS 42.6 million (US$9.6 million) for the previous year. Net loss for the full year reached NIS 246.2 million (US$ 55.7 million) or NIS 17.1 per ADS (US$3.9), compared with a net loss of NIS 214.0 million (US$ 48.5 million) or NIS 14.8 per ADS (US$ 3.4), for the previous year.

Amit Levin added: "In the third quarter of 2001 we successfully launched tiering services. While in the first few months of this service we incurred an increase in selling and marketing expenses, as well as increased programming costs, revenues were constrained by promotional pricing and giveaways. We expect this to gradually change, and we can already conclude that this new service is a successful one."

As of December 2001, Matav has approximately 120,000 digital service subscribers and is still in the process of converting most of its 292,000 subscribers to digital.

Fourth quarter revenues were NIS 108.9 million (US$24.7 million) compared with fourth quarter revenues of NIS 111.0 million ($US 25.1 million) for 2000.

Fourth quarter operating expenses reached NIS 121.2 million (US$27.4 million) compared with NIS 107.6 million (US$ 24.4 million) for the fourth quarter of 2000. Selling marketing and G&A expenses were NIS 26.6 million (US$ 6.0 million) versus NIS 31.0 million (US$ 7.0 million) for the year ago quarter.

Fourth quarter EBITDA came in at a loss of NIS 5.4 million (US$1.2 million) versus positive EBITDA of NIS 0.6 million (US$0.1 million) in 2000. Net loss for the fourth quarter was NIS 74.7 million (US$ 16.9 million) or NIS 5.18 per ADS (US$ 1.17), down from a net loss of NIS 81.7 million (US$ 18.5 million) or NIS 5.66 per ADS (US$ 1.28) in the fourth quarter of 2000.

Amit Levin concluded: "Looking forward, now that the major part of the investment in upgrading our infrastructure is behind us, we are expecting improved cash flow in 2002. With the commencement of high-speed Internet connectivity expected to occur only days away, and since revenues from tiering services are building up, we expect for 2002 a gradual increase in our ARPU, a decrease in our net loss, and we anticipate returning to positive EBITDA by the second half of 2002."

Regarding regulatory developments, as stated in the company's press release dated March 13th, Matav has received an official approval by the Israeli Cable Television Broadcasting and Satellite Council for the merger of Matav with all the other Israeli Cable operators. The merged company would possess one of the only two nation-wide wired telecommunication infrastructures in Israel. Both the cable companies and the subscribers will benefit from the merger, since there will be extended service offerings for subscribers and reduction in companies' expenses.

The merger still requires an approval of the Israeli Antitrust Director General, and other regulatory approvals.

Management will conduct a teleconference today at 10:30 am EST. To participate please dial 1-866-500-4953 in the US or 011-972-3-9255910 internationally, several minutes prior to start.

Matav is one of Israel's three cable television providers, serving roughly 25 percent of the population. Matav's investments include 15 percent of Partner Communications Ltd., a GSM mobile phone company and 10 percent of Barak I.T.C. (1995), one of the three international telephony providers in Israel.

(This press release contains forward-looking statements with respect to the Company's business, financial

MATAV digital

YOUR GREAT MOMENTS

condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel Matav Cable Systems Tel.+972-9-860-2261

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share and per ADS data)

	December 2001 adjusted NIS				Convenience Translation into US$
	Three Months Ended		Year Ended		Three Months Ended
	12/31/01	12/31/00	12/31/01	12/31/00	12/31/01
	(Audited)		(Audited)		(Audited)
Revenue	108,948	110,998	449,183	454,281	24,671
Other Operating Expenses	84,369	77,323	327,207	283,438	19,105
Depreciation	36,799	30,279	136,162	109,399	8,333
Total Operating Expenses	121,168	107,602	463,369	392,837	27,438
Gross Profit (Loss)	(12,220)	3,396	(14,186)	61,444	(2,767)
Selling and Marketing Expenses	14,306	14,935	55,478	62,016	3,240
General and Administrative Expenses	12,267	16,070	54,597	58,393	2,778
	26,573	31,005	110,075	120,409	6,018
Operating Loss	(38,793)	(27,609)	(124,261)	(58,965)	(8,785)
Financial Expenses, net	(18,887)	(9,400)	(49,845)	(32,850)	(4,277)
	(57,680)	(37,009)	(174,106)	(91,815)	(13,062)
Other Income, net	1,447	(3,512)	2,921	963	328
Loss before taxes on income	(56,233)	(40,521)	(171,185)	(90,852)	(12,734)
Taxes on income	(498)	163	(415)	163	(113)
Loss from operations	(55,735)	(40,684)	(170,770)	(91,015)	(12,621)
Shares in losses of associated companies, net	(18,983)	(41,006)	(75,429)	(123,032)	(4,299)
Net Loss	(74,718)	(81,690)	(246,199)	(214,047)	(16,920)
Net Loss per ordinary share	(2.59)	(2.83)	(8.54)	(7.40)	(0.59)
Net Loss per ADS	(5.18)	(5.66)	(17.08)	(14.81)	(1.17)
Weighted average number of shares outstanding in thousands	28,834	28,914	28,834	28,914	28,834
Weighted average number of ADS's outstanding in thousands	14,417	14,457	14,417	14,457	14,417
Memo EBITDA	(5,445)	628	245	42,592	(1,233)

MATAV - CABLE SYSTEMS MEDIA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 2001 adjusted NIS		Convenience Translation into US$
	12/31/01	**12/31/00**	**12/31/01**
	(Audited)	**(Audited)**	**(Audited)**
Assets:			
CURRENT ASSETS:			
Cash and cash equivalents	472	1,538	107
Accounts Receivables:			
Trade	69,225	67,439	15,676
Associated company - current accounts	940	10,130	213
Other	15,026	21,439	3,402
Total Current Assets	85,663	100,546	19,398
INVESTMENTS AND LONG TERM LOANS:			
Investments in associated companies	20,037	106,940	4,538
Investments in other companies	24,117	23,992	5,461
Long term loans granted	1,918		434
	46,072	130,932	10,433
FIXED ASSETS:			
Cost	1,793,157	1,539,572	406,059
Less - accumulated depreciation and amortization	799,660	666,415	181,082
	993,497	873,157	224,977
OTHER ASSETS AND DEFERRED CHARGES, net of accumulated amortization	7,654	8,466	1,733
	1,132,886	1,113,101	256,541

Liabilities and Shareholders' Equity	December 2001 adjusted NIS 12/31/01 (Audited)	12/31/00 (Audited)	Translation into US$ 12/31/01 (Audited)
CURRENT LIABILITIES:			
Short-term bank credit	505,034	211,660	114,365
Current maturities of debentures	32,218	27,274	7,296
Accounts payable and accruals:			
Trade	105,839	105,845	23,967
Associated company - current account	8,476	4,100	1,919
Other	50,437	42,894	11,424
Total Current Liabilities	702,004	391,773	158,971
LONG-TERM LIABILITIES:			
Deferred income taxes		275	0
Liability from employee rights upon retirement, net of amount funded	103	461	23
Loans and debentures (net of current maturities):			
Bank loans	178,158	223,279	40,344
Debentures	126,767	136,359	28,703
Customer deposits for converters, net of accumulated amortization	18,404	9,054	4,168
Total long-term liabilities	323,432	369,428	73,238
Total liabilities	1,025,436	761,201	232,209
SHAREHOLDERS' EQUITY:			
Share capital	46,777	45,362	10,593
Share premium	384,363	320,674	87,039
Retained earnings (loss)	(260,335)	(14,136)	(58,953)
	170,805	351,900	38,679
Company's shares held by consolidated com	(63,355)		(14,347)
Total shareholders' equity	107,450	351,900	24,332
	1,132,886	1,113,101	256,541

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV-CABLE SYSTEMS MEDIA LTD.
(Registrant)

By: ______________________________
Amit Levin
Chief Executive Officer

Dated: March 18, 2002